SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM
Director and Related Party Transactions– Art. 11 –CVM Instruction n° 358/2002

In January 2007 there were no security and derivative operations, as defined in article 11 of CVM Instruction n° 358/2002, carried out by TIM Participações S.A. directors.

Company name: TIM Participações S.A.
Group and Related Parties	(X) Board of Directors		( ) Senior Management	( ) Audit Committee		( ) Technical or Advisory Bodies
Opening Balance
Security/ Derivative	Security Description (2)			Quantity		% interest
						Same Type/ Class	Total
Shares	Common registered			32		0.00000000	0.00000000
Shares	Preferred registered			28		0.00000000	0.00000000
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security/ Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
			Purchase
			Total Purchase
			Sale
			Total Sale
Closing Balance
Security/ Derivative	Security Description (2)			Quantity		% interest
						Same Type/ Class	Total
Shares	Common registered			32		0.00000000	0.000000000
Shares	Common registered			28		0.00000000	0.000000000

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM
Director and Related Party Transactions– Art. 11 –CVM Instruction n° 358/2002

In January 2007 there were no security and derivative operations, as defined in article 11 of CVM Instruction n° 358/2002, carried out by TIM Participações S.A. Senior Managers.

Company Name: TIM Participações S.A.
Group and Related Parties	( ) Board of Directors		( ) Senior Management	( ) Audit Committee		( ) Technical or Advisory Bodies
Opening Balance
Security/ Derivative	Security Description (2)			Quantity		% interest
						Same Type/ Class	Total
Shares	Common registered			15		0,0000000	0,0000000
Shares	Registered Preferred			0		0,0000000	0,0000000
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security/ Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
			Purchase
			Total Purchase
			Sale
			Total Sale
Closing Balance
Security/ Derivative	Security Description (2)			Quantity		% interest
						Same Type/ Class	Total
Shares	Common registered			15		0,0000000	0,0000000
Shares	Registered Preferred			0		0,0000000	0,0000000

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM
Director and Related Party Transactions– Art. 11 –CVM Instruction n° 358/2002

In January 2007 there were no security and derivative operations, as defined in article 11 of CVM Instruction n° 358/2002, carried out by TIM Participações S.A. Auditors. Changes presented in this report, reflect the merger of Tele Nordeste Participações S.A.. The balance is shown below.

Company name: TIM Participações S.A.
Group and Related Parties	() Board of Directors		( ) Senior Management	(X) Audit Committee		( ) Technical or Advisory Bodies
Opening Balance
Security/ Derivative	Security Description (2)			Quantity		% interest
						Same Type/ Class	Total
Shares	Common registered			3,690		0.0000001	0.00000005
Shares	Registered preferred			3,690		0.00000003	0.00000002
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security/ Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
			Purchase
			Total Purchase
			Sale
			Total Sale
Closing Balance
Security/ Derivative	Security Description (2)			Quantity		% interest
						Same Type/ Class	Total
Shares	Common registered			3,690		0.0000001	0.000000005
Shares	Common registered			3,690		0.00000003	0.000000002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 15, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.